UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: August 31, 2018

Commission file number 001-36028

ARDMORE SHIPPING CORPORATION

(Translation of registrant’s name into English)

Belvedere Building,

Ground Floor,

69 Pitts Bay Road,

Pembroke,

HM08,

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENT OF ARDMORE SHIPPING CORPORATION (THE “COMPANY”):

•	REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE SEC ON AUGUST 21, 2015, AS AMENDED SEPTEMBER 24, 2015.

•	REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE SEC ON AUGUST 26, 2016.

•	REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE SEC ON AUGUST 31, 2018.

Item 1—Information Contained in this Form 6-K Report

Attached to this Report on Form 6-K are (1) as Exhibit 1.1, the Open Market Sale Agreement, dated August 31, 2018, between the Company and Evercore Group L.L.C., Jefferies LLC and Wells Fargo Securities, LLC; (2) as Exhibit 5.1, the Opinion of Seward & Kissel LLP, Marshall Islands counsel to Ardmore Shipping Corporation; (3) as Exhibit 8.1, the Opinion of Seward & Kissel LLP, Marshall Islands counsel to Ardmore Shipping Corporation; (4) as Exhibit 23.1, the Consent of Drewry Shipping Consultants Ltd.; and (5) as Exhibit 99.1, the Press Release of the Company.

Item 6—Information Contained in this Form 6-K Report

The following exhibits are filed as part of this Report:

1.1	Open Market Sale Agreement

5.1	Opinion of Seward & Kissel LLP, Marshall Islands counsel to the Company

8.1	Opinion of Seward & Kissel LLP, Marshall Islands counsel to the Company

23.1	Consent of Drewry Shipping Consultants Ltd.

99.1	Press Release of the Company, dated August 31, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: August 31, 2018	By:	/s/ Paul Tivnan
Paul Tivnan
Chief Financial Officer, Treasurer and Secretary